Exhibit 99.2

☐	▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated in Black or Blue ink.

				FOR	AGAINST
1.	To receive and consider the audited consolidated financial statements and the reports of directors and auditors of the Company for the year ended December 31, 2005.			☐	☐

2.	(A)	(i)	To re-elect Mr. Wu Xiao An (also known as Mr. Ng Siu On) as a Director.	☐	☐

		(ii)	To re-elect Mr. He Guohua as a Director.	☐	☐

		(iii)	To re-elect Mr. Wang Shiping as a Director.	☐	☐

			FOR	AGAINST

	(B)	To authorise the Board of Directors to fix the Directors’ remuneration.	☐	☐

3.	To authorise the Board of Directors to appoint auditors and to fix their remuneration.		☐	☐

4.	(A)	To grant a general and unconditional mandate to the Directors to allot, issue and otherwise deal with new shares of the Company not exceeding 20 per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution.	☐	☐

		FOR	AGAINST

(B)	To grant a general and unconditional mandate to the Directors to repurchase the Company’s own shares not exceeding 10 per cent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of this resolution.	☐	☐

(C)	To extend the mandate granted under resolution No. 4(A) by including the number of shares repurchased by the Company pursuant to resolution No. 4(B).	☐	☐

	To change your address, please mark this box.		☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here	Co-Owner sign here

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 pm New York time on June 16, 2006)

      The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Brilliance China Automotive Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business May 17, 2006 at the Annual General Meeting of the Shareholders of Brilliance China Automotive Holdings Limited to be held on June 23, 2006 in Hong Kong.

NOTE:
1.	Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
P.O. BOX 11230
NEW YORK, N.Y. 10203-0230

To include any comments, please mark this box.     ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.